LINCOLN FLOORPLANNING Co., INC.
                        1326 s. Ridgewood Ave., St. 8B
                           Daytona Beach, FL  32114
                              Phone: 386-258-1678

June 22, 2009

Mark Webb, Legal Branch Chief
Securities and Exchange Commission
Washington, DC 20549    Mail Stop 4561

          Re:  Lincoln Floorplanning Co., Inc.
               S 1A, filed June 4, 2009
               File No.  333 156277

               Form 10A filed June 8, 2009
               File No. 000-53637

Dear Mr. Webb:

     We have received your comment letter dated June 18, 2009. We have reviewed all of your comments and spoken by telephone to Mr. Eric Envall of your staff regarding our intended responses to your comments and sought his guidance. The responses that follow are numbered to correspond with the numbers of your comments. They are also inserted, where applicable, into the S-1/A Fourth Amendment.

S-1/4 filed June 4, 2009

Item  6.  Dilution

1. We have included a comparison of the public contribution and the effective cash contribution in the Dilution Schedule on Page 15, which reads as follows:

 Purchasers of Shares in this Offering if all shares are sold:
      Percentage of Capital contribution             99.34%
      Percentage of Ownership after the offering     47.53%

Exhibit 23.1

2. A new consent of the registered public accounting firm referring to their report dated April 17, 2009 is included. See page 77.

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Form 10 filed June 8, 2009
General

3.  There are no applicable changes in the Form 10.

4. We are withdrawing today Form 10-12B/A (File No. 001-34230) that was filed on June 3, 2009. This Form 10 filing was incorrectly designated a 12B/A because the wrong template was used.

The Company understands it is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company understands that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.


                            Sincerely,


                            /s/ Timothy L. Kuker

                            Timothy L. Kuker
                            President and Chief Executive Officer




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